Exhibit (k)(3)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

BETWEEN

AXXES PRIVATE MARKETS FUND

AND

AXXES ADVISORS LLC

This Expense Limitation and Reimbursement Agreement (the “Agreement”) is effective as of this 8th day of April, 2024, by and between Axxes Private Markets Fund, a Delaware statutory trust (the “Fund”), and Axxes Advisors LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) that operates as an interval fund as provided for in Rule 23c-3 thereunder;

WHEREAS, the Fund has retained the Advisor to furnish investment advisory services to the Fund on the terms and conditions set forth in the investment advisory agreement, dated April 8, 2024, entered between the Fund and the Advisor (the “Investment Advisory Agreement”);

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	Limitation on Specified Expenses

The Advisor hereby agrees to limit the Fund’s “Specified Expenses” (as defined in Section 2) borne by the Fund in respect of Class A, Class C, and Class I shares during the term of this Agreement to an amount not to exceed 2.50% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). In the event that the Specified Expenses of the Fund, as accrued each month, exceed such Expense Cap, the Advisor hereby agrees to reimburse the Fund for expenses to the extent necessary to eliminate such excess.

2.	Definitions

For purposes of this Agreement, “Specified Expenses” with respect to Class A, Class C, and Class I shares is defined to include all expenses incurred in the business of the Fund, including organizational and offering expenses, provided that the following expenses are excluded from the definition of Specified Expenses: (i) expenses of underlying funds (including contribution requirements for investments, expenses and management fees) (i.e., acquired fund fees and expenses); (ii) interest expense and any other expenses incurred in connection with the Fund’s credit facility; (iii) expenses incurred in connection with secondary offerings and co-investments and other investment-related expenses of the Fund; (iv) distribution and servicing fees in respect of any class of shares; (v) taxes; and (vi) extraordinary expenses.

3.	Reimbursement of Fees and Expenses

To the extent that the Advisor bears Specified Expenses in respect of a class of shares, the Advisor may receive reimbursement for any expense amounts that were previously paid or borne by the Advisor, for a period not to exceed three years from the date on which such expenses were paid or borne by the Advisor, even if such reimbursement occurs after the termination of this Agreement, provided that the Fund may only make a repayment to the Advisor if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were paid or borne by the Advisor; or (2) the Fund’s current Expense Cap.

4.	Term

This Agreement shall become effective upon effectiveness of the Investment Advisory Agreement and shall remain in effect until July 31, 2025 unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall thereafter continue in effect for successive twelve-month periods; provided, that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund.

5.	Termination

This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, upon sixty (60) days’ written notice to the Advisor. This agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.	Assignment

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.	Severability

If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including, but not limited to, the 1940 Act, the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized signatories as of the day and year first written above.

AXXES PRIVATE MARKETS FUND

By:	/s/ Adam Kaplan
Name:	Adam Kaplan
Title:	Chief Administrative Officer

AXXES ADVISORS LLC

By:	/s/ Karrie Jerry
Name:	Karrie Jerry
Title:	Chief Compliance Officer

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